AEM SPA

03 FEB 20 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/033/2[redacted]

03007435

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

February 14, 2003

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yesterday, regarding the Sale & Purchase Agreement of Aem's stake in Fastweb S.p.A. (30.8%) and e.Biscom's stake in Metroweb S.p.A. (33%).

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

dlw 3/18

e.Biscom AEM SPA

AEM-e.Biscom: Approved Sale & Purchase Agreement

Milan, Feb. 13, 2003 – The Boards of Directors of AEM S.p.A. (Milan Stock Exchange: AEM) and e.Biscom S.p.A. (Milan's *Nuovo Mercato:* EBI), who met today, approved the sale & purchase agreement of AEM's stake in FastWeb (30.8%) and e.Biscom's stake in Metroweb (33%), giving the mandate to Giuliano Zuccoli, Chairman and Chief Executive Officer of AEM and to e.Biscom Chairman and CEO, Francesco Micheli and Silvio Scaglia, respectively, to proceed with the closing of the agreement.

The conclusion of the negotiations is subject to the reaching of an agreement on further terms and contractual conditions that are still being defined.

The sale & purchase agreement provides that AEM sells to e.Biscom its 30.8% stake in FastWeb, the Italian leader in the broadband telecommunications market in the cities in which it is creating its own fiber-optic infrastructure. At the same time, e.Biscom will sell to AEM its 33% stake in Metroweb SpA, the dark fiber provider in the Milan metropolitan area.

The transaction will be conducted valuing AEM's 30.8% stake in FastWeb at 277.2 million Euro and e.Biscom's 33% stake in Metroweb at 37.2 million Euro.

e.Biscom will issue and AEM will underwrite a bond with a nominal value of 240 million Euro convertible in 6,750,000 e.Biscom shares within three years.

This operation will allow both companies to take advantage of several opportunities. In particular:

--e.Biscom will acquire 100% of the share capital of FastWeb, the Group's core broadband business.
--AEM will have the opportunity to participate in e.Biscom's capital through the conversion of the convertible bond, while at the same time maintaining the nominal value of 240 million Euro. AEM will have 100% of the share capital in Metroweb, the company that created the broadband infrastructure in the area of Milan--the city that in only three years can boast the most capillary fiber optic network in the world.

The creation of this network, driven by the collaboration between Metroweb and FastWeb, provided employment for more than 3,000 people, taking into account both direct employees and an external work force.

Contacts:

Jason M. Jacobs
External Relations
e.Biscom S.p.A.
T: +39 02 4545-4365
F: +39 02 4545-4311
jason.jacobs@ebiscom.it

Alessandro Petazzi
Investor Relations
e.Biscom S.p.A.
T: +39 02 4545-4314
F: +39 02 4545-4311
alessandro.petazzi@ebiscom.it

Biagio Longo
External Relations
AEM S.p.A.
T: +39 02 7720-3452
F: +39 02 7720-3894
biagio.longo@aem.it

Renata Bonfiglio
Investor Relations
AEM S.p.A.
T: +39 02 7720-3879
F: +39 02 7720-3375
renata.bonfiglio@aem.it